Quantum Technologies on Starcraft merger

Conference Call Transcript

Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starcraft Corporation

Commission File No. 0-22048

This filing relates to a proposed acquisition (the “Acquisition”) by Quantum Fuel Systems Technologies Worldwide, Inc. (“Quantum”) of Starcraft Corporation (“Starcraft”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 23, 2004 (the “Merger Agreement”), by and among Quantum, Quake Sub, Inc., a wholly owned subsidiary of Quantum and Starcraft. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Quantum on Novemebr 23, 2004, and is incorporated by reference into this filing.

The following is the transcript from a conference call held on November 23, 2004 regarding the Merger:

Good afternoon. My name is Nicki and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Quantum Technologies on Starcraft merger conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press * then the number 1 on your telephone keypad. If you would like to withdraw your question, press * then the number on your telephone keypad. Thank you.

Mr. Niedzwiecki, you may begin your conference.

AN: Good afternoon, ladies and gentlemen. I am excited to be here today to provide an overview of the merger of Quantum and Starcraft Corporation as outlined in Quantum’s press release, which was issued approximately a half hour ago. Joining me today are Mr. Dale Rasmussen, Chairman of Quantum; Brian Olson, Chief Financial Officer of Quantum; Cathy Johnston, Corporate Secretary for Quantum; Mr. Kelly Rose, Chairman of the Board of Starcraft Corporation; Mr. Jeff Beitzel, Co-CEO of Starcraft; Mr. Mike Schoeffler, Co-CEO of Starcraft; and Mr. Joe Katona, CFO of Starcraft. Welcome, ladies and gentlemen. Welcome gentlemen from Starcraft. It is a pleasure to be here and I think we’d like to just take a moment to read the Safe Harbor Statement and I’ll turn it over to Kathy Johnston to do that.

CJ: Certain matters discussed during this conference call contain forward-looking information that involves risks and uncertainties that could cause actual results to different materially from current trend. These include the proposed transaction between Quantum and Starcraft, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, other statements about the future expectations, beliefs, goals, plans, and prospects expressed by the management of either Quantum or Starcraft, and other such risks as cited in the respective company’s press releases on the transaction dated November 23, 2004 and their SEC filings. All forward-looking statements in this conference call are based on information currently available through Quantum and Starcraft and we do not assume any obligation to update or revise any forward-looking statements.

AN: Thank you, Cathy. On this call, I will outline the strategic rationale for the transaction. I will cover four key topic areas. Those key topic areas are the rationale for the transaction, corporate management, the financial profile, and shareholder value of this transaction. After I go through each of those in a little more detail, what I’ll do is I’ll turn it back over to Brian Olson to do a little bit more in depth on the financial and the mechanics of the transaction, and then we’ll go from there in terms of any comments that Starcraft management would like, and then followed by a question period. So, going back to the four key topic areas, the first one is the strategic rationale.

Quantum Technologies on Starcraft merger

Conference Call Transcript

This business is strategic and integral to where Quantum is headed as a major corporation in the emerging hydrogen economy. Specifically, as a major systems developer, integrator, and vehicle assembler. I believe this will position us as the leading hydrogen system provider in the world today. It allows us to expand our capabilities to our OEM customer base and will broaden our geographic footprint throughout the United States and Canada. One of the key areas here is that, you know, Quantum as we go forward with our strong OEM customer base, we are finding it necessary to have more of a presence in Michigan and in Canada in new markets, and we are seeing that Starcraft has opportunities and requirements to have a base of operation here in California. So, there are some strong synergies in that regard. But, more important, you know the strong customer base that Quantum currently has is very important to Starcraft on a go-forward basis. The combination of the two companies will provide a full range of capabilities from design through production, and a lot of people that know Quantum, you know, we’re perceived as somewhat of the Intel to the industry providing hydrogen systems to a wide range of auto manufacturers’ integration capabilities, even including, you know, production of fuel cell vehicles for U.S. Army applications and hydrogen hybrids for other customer programs, not to mention supplying fuel system technologies to a wide range of fuel cell applications and natural gas vehicles. It would give us a production capability. Today we produce, you know, a few thousand fuel systems for natural gas vehicles via a special vehicle assembler in Michigan and/or on the assembly line at the OEM. We produced more than 17,000 fuel systems since 1996. It is not a huge number but what that means is we do have true production experience and we have a capability of expanding that into low-volume production of hydrogen and fuel cell vehicle applications as we go forward for our customers. In addition, if our military business continues to grow on its current trajectory, we could have a requirement to produce low volumes of the Quantum Aggressor AMV and this combination would allow us to accelerate that. So, with that it just extends our one-stop shopping capability but the bottom line is our customers benefit from this transaction.

In terms of corporate management, my second key point, you know we’re buying a strong company here, a well-established company with an experienced management team and similar business capabilities. You know, how we came to know Starcraft is we recently worked together on a customer confidential hydrogen vehicle program where we each contributed significant components and input into the vehicle. So, you know, that just speaks to the fit and the synergies that we both add to this combination.

In terms of the management team, myself, Alan Niedzwiecki, I’ll remain President and CEO of the corporation with Brian Olson as Chief Financial Officer. Jeff Beitzel, the co-CEO of Starcraft will become Chief Operating Officer of Quantum and he will assume a position on the Quantum Board of Directors. Mike Schoeffler will become the President of Techstar and Wheel-to-Wheel, which will be operated as a wholly owned subsidiary of Quantum. As I mentioned, we are adding significant management depth to help take us to the next level, moving closer to production, low- volume production, as the hydrogen business grows at Quantum.

Quantum Technologies on Starcraft merger

Conference Call Transcript

My next key point is financial performance. This business combination improves our financial profile and will bring us to gap profitability in one year. The new company will be well-capitalized and generate revenues in excess of 200 million dollars annually. In a moment I will ask Brian Olson to provide more detail on some of the mechanics and the financial aspects of the transaction.

My fourth bullet point refers to shareholder value. We see increased profile from this transaction to both Wall Street and the rest of the financial community. We see a potential to broaden our institutional shareholder base, a potential for increasing our analyst coverage, and finally we see sustainability in the business with significant hydrogen and fuel cell potential growth for the future.

So, with that I’ll turn it over to Brian Olson to go through some of the financial and metrics of the transaction.

BO: Yeah, great Alan. Let me provide first just a general overview description of the transaction and the structure. Quantum’s offer is to acquire all of Starcraft’s outstanding shares to be completed as a tax-free exchange of Quantum shares for Starcraft shares. This is a fixed share structure. Starcraft shares exchange for newly issued Quantum shares will be at an exchange ratio of 2.341 of QTWW shares for every Starcraft share. This equates to 21 million shares issued or 156 million in consideration based on QTWW’s close on Monday of 745. Approximately 20 million in debt will be assumed, along with other consideration, which provides for total consideration of 185 million.

From a financial and operational standpoint, let me discuss revenues, profitability, the balance sheet, and certain top-level operational efficiencies that we believe we can realize in this transaction. On the revenue side, this acquisition will be combining strong Tier I OEM revenue strains, as Alan mentioned, and establish complimentary and growing markets. Starcraft in their fiscal 04 results will be reflecting approximately 170 million in revenues. This fiscal year ended October 3, 2004. We expect to grow this business approximately 20% next year and anticipate higher growth rates beyond that with the introduction of additional vehicle and two-wheel drive platforms, higher after market and accessory kit revenues, as well. Combined fiscal 2005 revenues ending April 2005 on a pro forma basis are projected between 205 and 215 million. The first full year of combined operations post closing, which would be from May 2005 to April 2006, is forecasted in excess of 250 million.

Specific revenue synergies exist based on leveraging each other’s systems integration, power train, and packaging skill sets to expand customer programs and new OEM programs. On the profitability side, the combined company is projected to be profitable, as Alan mentioned, in year one, which would be the period from May 2005 to April 2006 with strong cash flow from operations. Profitability in that first fill year of operations ending April 2006 is projected between 7 and 9 million, or approximately 13 to 16 cents per share. This transaction is accretive for Quantum stockholders. (In audible) has forecasted approximately from 18 to 20 million in year one. In moving to the balance

Quantum Technologies on Starcraft merger

Conference Call Transcript

sheet, our financial and cash position will remain very strong. We believe we will be well-positioned to capitalize on opportunities in front of us. Consolidated pro forma cash balance of approximately 55 million. Working capital 75 million, 19 million in debt, and stockholder’s equity of approximately 250 million.

On the operational side, we have identified four areas for operational efficiencies. Leveraging design application engineering integration services, utilizing Starcraft’s high-volume manufacturing and purchasing processes, consolidating administrative and public company expenses and functions, and rationalizing and economizing use of facilities, including integration, assembly and distribution.

With that, I’d like to turn it back over to Alan.

AN: Thank you, Brian. At this time I wonder if Mr. Mike Schoeffler of Starcraft, Mike do you have any comments that you’d like to provide?

MS: Yeah, thanks Alan. Nice job Alan and Brian. For those of you who followed Starcraft over the years, we’re a company that back in the mid-1990s was in an industry that was deteriorating and has pretty much gone away over the last several years. We were able to re-engineer our company and go in a completely different direction, become quite innovative, and get into a whole new industry where we’re the leader in the industry, and we’ve also done a very good job in developing new ways to not only build vehicles but also design them. What we found interesting when we started to talk with Quantum is that it gives us several high-level benefits that we believe will not only help our core industry, but will help us into other markets. Obviously, our engineering and our production capabilities can help Quantum and their industry, which is very state of the art. In addition, Starcraft currently has primarily General Motors as its customer. With Quantum’s customer base, we feel we can take out expertise and what we’ve achieved in our systems and expand that to other customers. We are making progress with other customers as a company by ourselves, but we feel a merger of this level with such a quality company as Quantum, we can speed up getting into the other OEMs. We also see the Starcraft shareholder benefiting by being part of a larger market cap company, having a little more liquidity in the stock. We see the ability of our company now to reach more larger institutional buyers, and we really feel that this story combined with being able to take a well-engineered production company and add it to a technology-type company, really can make for a growth story across the board.

Basically, what we end up with here in the end is we’ve got a very strong team. The team melds very well and we have a very strong capital structure. I think that going forward both the Starcraft shareholder and the Quantum shareholder are going to see benefits not only with the core businesses they are in, but in the new business we are going to be able to generate together that we would not be able to achieve without each other. We’re looking forward to working with Quantum and closing this transaction early in 2005.

Quantum Technologies on Starcraft merger

Conference Call Transcript

Back to you, Alan.

AN: Thanks, Mike. With that, we will entertain questions. We will answer as many as we can today, but as always if anyone has any questions who would like more detail, the management team here is always available to take your calls after the meeting and over the next few days.

With that, I’ll ask for any questions.

Nicki: At this time I would like to remind everyone if you would like to ask a question, please press *1 on your telephone keypad.

Your first question comes from John Qualey.

JQ: Hi, good afternoon guys.

AN: Hi, John.

JQ: A couple questions. In terms of the combined strength of the two companies now, clearly it looks like General Motors has historically been a key customer of both companies. Can you talk a little bit about your efforts, whether it’s within General Motors and outside of General Motors in the coming years about developing some of this OEM customer base?

AN: Yes, um, and it’s true. I mean, General Motors today is a large customer here at Quantum but in the last few years we have been quite successful in diversifying the company to include a large number of auto manufacturers today. We’ve been able to move into everyone from Suzuki to Toyota Motor Company. We do supply some components to Ford and Chrysler, and Opal in Germany, Yamaha, and it goes on and on. So, we have been successful, you know, becoming less dependent on General Motors Corporation but they are still a very important customer to us and a very important partner, and currently a shareholder of Quantum Technologies. Starcraft, of course, has a division called Classic Design, which is working with a number of OEMs and even into the after market. So I guess maybe just to recap that, GM is very important and we will continue to do everything we can to gain and continue to build the GM business up, but we will actively seek new OEM customers based on Quantum’s, some of the strong relationships that Quantum has with other OEMs also.

JQ: Okay, great. In terms of the production capability of the combined companies, Alan you mentioned since 96 roughly 17 thousand fuel systems created by Quantum. Post this merger can you talk about the throughput capacity of the number of vehicles that could be processed or manufactured of the new Quantum, if you will.

Quantum Technologies on Starcraft merger

Conference Call Transcript

AN: Sure. Um, easily, and I’m probably being conservative, but it literally would be in the thousands of vehicles potentially. Could easily gear up to do anywhere from a few hundred to, I would say, probably on the order of 10 thousand vehicles per year and possibly even in excess of that if required to. But, I just want to quantify that and qualify it also. The hydrogen in the fuel cell arena is not going to, you know, generate literally tens of thousands of vehicles overnight, so there will be a, you know, a gradual ramp-up as we go forward and, uh, but I believe there is sufficient capacity to handle anything that we could throw at, uh, throw at this. And, um, that’s about it.

JQ: Okay, and then just two quick financial questions. Brian, you gave some pro forma numbers for the period May 05 to April 06. Can you comment on what the new Quantum is going to look like in terms of visibility of contracts? Are these going to be contracts where you have several months lead time that you’ll know what your, based on the model year, based on what your revenues are going to be, but can you sort of back us up a little bit and tell us how the model is going to change a little?

BO: Yeah, I think the, kinda the two aspects of our business, the fuel cell systems side of the business and the alternative fuel side, we’ve actually been very fortunate on the alternative fuel systems side to have pretty decent visibility in terms of long-term contracts. Under those GM programs, if you recall, we do have about a two-month lock-in window where orders do become firm, but on the long-term nature of those contracts, it does provide us visibility in general terms and within a range on how much production we can hit going out 12 months, 18, and maybe even 24 months. The Starcraft second stage manufacturing and assembly business, especially with General Motors, is structured and in the same fashion does provide them fairly decent visibility in terms of current programs and platforms that they have at General Motors and there are actually derivatives thereof which they do have visibility and a lot of comfort on that. They can take a base platform and actually make derivatives out of it in terms of different packages, whether it’s four-wheel drive, two-wheel drive, or other type of specialty vehicle. And I think the visibility in our business is going to increase significantly. We will continue to see signs on the fuel cell systems side as we kind of start approaching pre-production levels. I think that will strengthen in the next 12 to 18 months and we will perhaps get better visibility on that side of the business, but this is truly an opportunity for us to see better longer term understanding of the financial direction of this corporation.

JQ: And Brian, a last question on the financial side. You mentioned gap profitability in one year. Can you talk a little bit about what is going to be needed in the near term, what we should expect for a cash break even, and also how much you folk plan to spend, whether it’s on new facilities or sales force, or product R&D? Can you just lay that out for us if you could at this point?

BO: Yeah, I think in terms of our forecast for the first fiscal year, call it ending April 2006, which would be our first 12-month period following the transaction close, which we are estimating in February or March 2005. We would forecast EBDM kind of cash

Quantum Technologies on Starcraft merger

Conference Call Transcript

from the business, excluding working capital requirements, of about 18 to 20 million in the first year, so that’s some nice cash flow that we’re projecting off of this business that we can utilize in growing the business. We do see some opportunities for investment in some of the facilities in terms of additional tooling and different programs that we’ll be capitalizing on. And, I would say are cap EBDM spending plan probably going out in the first couple of years could be in the neighborhood of 5 to 10 million, which would partially be funded by the business and partially funded by the cash balance. We do envision keeping a very solid cash balance on the balance sheet to provide us continued flexibility and opportunities that arise for this combined company to continue to grow itself and position itself as an industry leader.

JQ: Alright, great, thanks very much.

BO: Thank you.

Nicki: Your next question comes from Shanje Shretha.

SS: Hey guys, just a couple of quick questions here actually. I’m still going through the press release but my question was more on the Starcraft side of the business. I was hoping to get a little better color in terms of year-over-year decline in the sales share at the end of the last quarter and for the nine-month ended period, and, uh, you know, and kinda, if you could tie that together, Brian, with your comment about the 20% growth in that side of the business going into 04 and also approaching 205 to 215, kind of a revenue run rate thereafter.

BO: Yeah. Mike, if you want to speak to the current year and I think I’ll build on your comments in terms of taking it out over the next 12 months.

MS: Yeah. Regarding revenues for our 04 fiscal year through the third quarter, back a year ago we had a very high-flying program up in Canada. It was introduced on a pick-up truck program that exceeded everyone’s expectations sales volume-wise and success in the market. In 04 those numbers came down quite a bit, more towards where they were expected, which showed the revenue decline. Overall, it primarily is attributed to one program. Our other programs and our other plants all stayed extremely strong, but that one program, again, came down to the capacity, more towards the capacity that we originally planned for in the plant. Jeff, do you want to add anything to that?

JB: Yeah, essentially, this is Jeff Beitzel talking.

AN: Hey Jeff, how are you?

JB: Great. Hey, essentially the other thing that happened during that time period is we carried a facility supporting GMs Lynden facility for a time period, hoping that they would work out what they’d end up carrying on in that facility and they asked us to support that. So, we carried a facility in Lynden, New Jersey, actually in Bridgewater,

Quantum Technologies on Starcraft merger

Conference Call Transcript

that really had no significant volume of units through it whatsoever with an expectation that GM would figure out how to make use of that facility.

Finally, in the end of the third quarter or third fiscal quarter, gave up on that concept and told them that we needed to close that facility. It just so happened to be coincidental with the thought process of opening another new facility in Fort Wayne, which we’ve endeavored upon. So, you know, we had a time period in there where besides the truck programming in Canada not being as successful as we’d like, we had a program in New Jersey we were carrying being a good faith effort towards another opportunity there. That has shifted in through process to a Fort Wayne facility, which we are in the process of opening. So, it’s pretty straightforward. The gross revenue of the company is dependent upon GM programs in the Techstar side of the organization. Those are back on track much more than they were, and although I would like the pick-up truck to be more successful, it is better than it was.

SS: Okay, okay, great. So, in terms of the expectations for the 20%, kind of the sales growth going forward, is there any particular program, you know, that you’re looking at with GM or is it really more of, like, other new OEMs coming in the door, or how should we think about that?

JB: We have several programs that were recently awarded, two programs in particular we were recently awarded to help the growth. Those programs take about six to nine months to launch.

SS: Sure.

JB: Because of that you’ll see them fall in towards the tale end of our fiscal quarter that we were running at Starcraft. As far as there, the other growth opportunity is in the accessory side of the business. That is taking off as GM has placed us with more responsibility on the accessory side for distribution for them. So, they are really more keyed towards finite programs and less of the opportunity programs. Therefore, it is a fairly conservative position.

SS: Okay, okay. That’s great. That’s great. And also, if I could just stay on the Starcraft side for a bit longer, from the overall profitability standpoint, you know, I see here that it actually did address the New Jersey facility and incurred a one-time charge on that, shutting down that, and, you know, and also looking at your normalized business model with some of these programs kind of picking up, you know, on the revenue run rate of this 170 million dollars potentially, let’s say approaching 200 million dollars. What sort of an EBDM margin can we expect?

JB: Well, I’m gonna let Mike address that because I’m not so sure that we’ve given that information out yet.

Quantum Technologies on Starcraft merger

Conference Call Transcript

SS: Just as a ballpark number or a range would be great. I’m not asking for the pinpoint. I understand you guys are in the planning process and all that sort of stuff.

BO: I think Shanje, we are targeting somewhere in that, and if you’re talking EBDM, it’s somewhere in that 10% range is kinda where we think we can drive the business in 06, and that would be, you know, that would be a combination of the programs that Mike and Jeff had just mentioned, as well as there is also some JV, some new JV opportunities at Starcraft as (inaudible) of the last 12 months, one of them with AM General, which is going to have some opportunities mid next year, as well as a power train integration joint venture, as well. So, we look forward to those two joint ventures to provide some revenue growth in the business, as well, but our overall target would be in that, you know, call it 8 to 12% range.

SS: Okay, okay. Now, from the overall synergy standpoint, right, and I guess this is more of a follow-up on John’s previous question, could we potentially see some facility consolidation or, you know, or you really don’t see a need for that at this point in time?

JB: Uh, let me address that. This is Jeff Beitzel again. We have an obligation in our Techstar organization to have a Southern California facility so there is opportunity for synergy there right off the bat.

SS: Okay.

JB: Uh, and from Quantum’s standpoint, a relationship from an engineering standpoint here in Detroit, particularly with the General Motors relationship…

SS: Yep.

JB: …is of value to them. So, there is a number of things that were on our dockets to do that it just became a natural to do them together.

SS: Got it. Got it. Okay. And, uh, one last question, actually. One more about Quantum. Alan, does this mean that we could see some more opportunity with the Toyota going forward here and, too, if you could also update us on the fuel cell programs with them and, as well, if you could give us an update on the U.S. Army program.

AN: Um, I won’t characterize it in any one OEM, I’ll just say it does truly improve our position with all our OEM customers.

SS: Okay.

AN: Including Toyota Motor Company. The U.S. Army program, we recently delivered the first fuel cell vehicle to the U.S. Army. It is called the Quantum Aggressor Alternative Mobility Vehicle. It is a high performance, light-duty off-road vehicle with 1700 foot pounds of torque, so it’s pretty powerful, but it has been exhibited by the U.S.

Quantum Technologies on Starcraft merger

Conference Call Transcript

Arm at the SEMA show. It was recently also in the Association of U.S. Army Show in Washington, D.C. That vehicle is now being prepared for trials in various military bases throughout the United States and the information that we gain back on that military vehicle will lead us, we believe, to additional vehicles and our hope is that it will lead to low-volume production in the future.

SS: Okay. Okay. Okay. Okay. Great. That’s all for me for now. I’ll head back in the queue. Thanks guys.

AN: Thanks very much.

Nicki: Your next question comes from Walter Nahzbio.

WN: Good afternoon. Uh, I’ll try to be brief. I just have one question. If it’s at all possible, could you give us a little color on the debt structure and servicing that you’re assuming now?

BO: Yeah, we will be assuming, as I mentioned, about 19 to 20 million dollars in debt. There is as convertible note holder, which is a 15 million dollar convertible note, which will be potentially, there’s a possibility for different structures and opportunities there, but we’re assuming that will end up as debt on the balance sheet, which is part of that 19 or 20 million. And then there are just some miscellaneous debt. There’s a credit facility with Co-America that from time to time has a balance for working capital.

WN: Okay, so you don’t see any need to be paying that down then out of cash.

BO: Well, I think there may be, depending on how we view or capital structure going forward, there may be an opportunity and a possibility that that may make sense. I just don’t think we’re commenting on that today in terms of definitive structure of that debt, convertible note.

WN: Okay. Thank you very much.

BO: Thank you Walter.

Nicki: Your next question comes from Patrice Canada.

PC: Hi. Congratulations. Just a couple of questions. One is to confirm which specific regulatory approvals will be required.

BO: Yeah, I think the normal course on a merger transaction of this nature, which would include a Hart Scott Rodino filing, as well as shareholder approval from both sides would be the primary regulatory aspects, and we will be filing a joint proxy statement to be filed with the SEC.

Quantum Technologies on Starcraft merger

Conference Call Transcript

PC: Okay. Are there any non-US antitrust approvals that will be required?

BO: Not that I’m aware of.

PC: Okay. Is there a walk-away provision?

BO: There is a walk-away provision in this transaction structure. There is a five dollar walk-away price, which would be determined a 10-day average prior to the, or one day after the shareholder vote, with a rolling feature post the shareholder vote up through closing with a, there is a possibility of a cure from the Quantum side, as well. But, it is viewed as a mechanism, a kind of material adverse change in the business type of mechanism if you well.

PC: Okay, so 10 trading day average ending one trading day after the shareholder vote?

BO: That’s correct.

PC: Correct? Is there a break-up fee that you’ll disclose.

BO: There is a break fee that is, I believe 3.2 million, which is basically a reciprocal or mutual or I’ll describe it a break fee.

PC: Okay. And legal and financial advisors for both parties?

BO: Legal advisor on the Quantum side was Morrison and Forrester, and the financial advisor was Adams Harkness on the Quantum side. And Mike?

MS: On the Starcraft side it was Barnes and Thornberg for legal out of Indianapolis, and an investment banking firm out of Chicago, Starshak, Well, and Hoffer.

PC: Thank you very much.

BO: Thank you.

Nicki: Your next question comes from Ian Kalame.

IK: Hi, um, I just want to address the Starcraft guys. Looking at the mix, you guys are virtually 100% GM it looks like. How much of that goes through the GM T8 platform?

JB: When you say GM T8…

IK: The GM T800 platform, you know, the heavy-duty truck or, you know, the full-scale pick-up. Obvious that’s part of Canada, I assume.

Quantum Technologies on Starcraft merger

Conference Call Transcript

JB: It’s also part of our business in Texas. We do Tahoe and Suburban so we do…

IK: Right, so I mean are you looking at overall Starcraft? I mean, how much of your business goes over that platform?

JB: Um, I don’t know the exact proportions, but a fair.

IK: Is it more than half?

JB: Well, I would suspect so, yeah.

IK: More than 75% you think?

JB: Uh, I don’t really know. It’s in that range.

IK: Okay. Um, and…

JB: It might not be 75%.

IK: Okay. Uh, what about an annualized steel buy and do you guys protect yourself with repurchase agreements from the OE?

JB: When you say annualized steel buying, uh, we don’t have any effect from that on our side.

IK: Okay.

JB: As far as repurchase, I’m not sure I understand what you’re talking about.

IK: You know, you, a lot of the Tier I suppliers will negotiate part of their steel buy through the OEM manufacturers to get a discounted price, but you say you’re 100% protected from steel costs.

JB: Uh, we have fixed cost buying. We lock in our contracts. Because they are short-term, three to five year deals, we lock in our supplier costs to start with.

IK: Okay. And when do you, do you have any significant maturities of those over the next few years that would cause higher cost steel to roll through.

JB: Uh, again…

BO: Steel cost is not a major component of what we do.

IK: Okay.

Quantum Technologies on Starcraft merger

Conference Call Transcript

JB: Steel is very, very small. You know, we’re talking about small brackets in our vehicle. It could be less than one tenth of one percent the cost.

IK: Okay. The overall mix of the business. Not really able to get too much color on this, but could you characterize it? Power train versus other accessories, wheels, and all the other stuff? Are you guys predominantly power train?

JB: No, actually even though the core of this business started as power train, we’re predominantly body and side cladding suspension wheels and tires. Power train integration in the newly formed venture with IMCO is just starting to get off the ground and it will represent significant revenue but doesn’t today.

IK: Okay. Some of the major platform or, um, major platforms that you guys have not yet begun production on, could you give me a little bit of color there?

JB: No, because if I tell you the platform I’m going to put production on then I’m disclosing a GM proprietary resource.

IK: Okay. Lastly, are you guys unionized?

JB: Uh, we have one facility in Canada that is. The rest of them are not.

IK: Alright, thanks.

Nicki: Your next question comes from Drew Thigdore.

DT: Yeah, hi, it’s Edward Guinness with Drew Thigdore. I saw the press release says that it’s approximately 2.34 shares. Can you confirm that that’s fixed and is there any color on that?

BO: Yeah, that ratio gives rise to the number of shares, which is 21 million shares, which is fixed.

DT: And is there any color on that?

BO: There is not.

DT: Thank you.

AN: Well, I think with that we’ll conclude today’s conference call. I’d like to take this time to thank everyone for joining in and if you have any questions, please feel free to contact us at our Irvine facility at Quantum. Thanks every.

Quantum Technologies on Starcraft merger

Conference Call Transcript

Nicki: This concludes today’s Quantum Technologies on Starcraft merger conference call. You may now disconnect.